SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24 June 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 24 June 2024
           re: Director/PDMR Shareholding

24 June 2024

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2023 Annual Report and Accounts published on 22 February 2024. The 2023 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the second quarter of 2024 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 21 June 2024, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 56.1446 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three-year period, with one-third being released each year on 21 June.

Name	Shares
Charlie Nunn	257,709
William Chalmers	123,700

Exercise of options to acquire Shares
Sharon Doherty, Ron van Kemenade and John Winter acquired Shares following the exercise of share buyout awards (for nil consideration) on 24 June 2024. The number of Shares acquired by each, after the settlement of income tax and national insurance contributions, is as set out below by their name. The Shares Ron and John received are subject to holding periods in line with the periods applicable to the awards from their previous employers which were bought out.

Name	Net Shares
Sharon Doherty	1,662,336
Ron van Kemenade	70,403
John Winter	179,460

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the second quarter of 2024 under the Group's Fixed Share Award after the settlement of income tax and national insurance contributions
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.561446	257,709

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2024-06-21
f)	Place of the transaction	London Stock Exchange (XLON)
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the second quarter of 2024 under the Group's Fixed Share Award after the settlement of income tax and national insurance contributions
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.561446	123,700

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2024-06-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sharon Doherty
2	Reason for the notification
a)	Position/status	Chief People & Places Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award after the settlement of income tax and national insurance contributions
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,662,336

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2024-06-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award after the settlement of income tax and national insurance contributions
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	70,403

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2024-06-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Winter
2	Reason for the notification
a)	Position/status	CEO Corporate & Institutional Banking
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award after the settlement of income tax and national insurance contributions
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	179,460

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2024-06-24
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

sdBy: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 June 2024